JPMorgan Trust I

JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

October 20, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – File No. 811-21295 – Post-Effective Amendment No. 515

JPMorgan Trust II – File No. 811-4236 – Post Effective Amendment No. 268

Dear Ms. White:

This letter is in response to the comments you provided on the registration statements for JPMorgan Trust I (PEA No. 515) and JPMorgan Trust II (PEA No. 268) (together, the “Trusts”), both filed on August 21, 2017, with respect to the new share classes of the Funds listed on Exhibit A (each a “Fund” and together, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) under the Securities Act of 1933 scheduled to become effective on October 31, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the applicable Trust’s Registration Statement.

PROSPECTUS COMMENTS

All Funds

Fee Table

1.	Comment: Please confirm for each Fund that the waiver referenced in the Fee Table will be in effect for at least one year from the date of the registration statement.

Response: Each Fund hereby confirms that the waiver period will be in effect for at least one year from the effective date of each Registration Statement. For prospectuses that reflect August 20, 2018 as the expiration date of the expense limitation agreement, the disclosure will be revised to reflect that the waiver is in effect for at least one year from the effective date of the registration statement.

2.	Comment: For each Fund, if Class R6 Shares will be used as “clean” shares pursuant to the staff’s recent interpretive letter to the Capital Group (Jan. 11, 2017) (“CG Letter”), please add the representations to the narrative fee table disclosure required by the CG Letter.

Response: We are not currently aware that the Class R6 Shares of any of the Funds will be used as “clean” shares. If, in the future, certain brokers decide to use the Class R6 Shares of any of the Funds as “clean” shares pursuant to the CG Letter, the narrative fee table disclosure for the applicable Fund will be updated to explain that certain investors purchasing Class R6 shares may be subject to costs (including customary brokerage commissions) charged by their broker.

What are the Fund’s Main Investment Strategies?

3.	Comment: For each of the Funds that indicate that they may invest in convertible securities as part of the Fund’s principal investment strategy, please disclose in correspondence how much of each Fund’s assets are currently invested in contingent convertible securities (“CoCos”).

Response: While the JPMorgan Global Allocation Fund may invest in convertible securities as part of its principal investment strategy, it does not currently intend to invest in CoCos. JPMorgan Income Builder Fund currently invests 1% in CoCos and currently anticipates that its investments in CoCos will be less than 3% of the Fund’s assets at the time of purchase. None of the other Funds invest in convertible securities as part of a principal investment strategy.

4.	Comment: For each of the Funds that invest in other Funds as a principal investment strategy, please disclose whether that Fund will hold hedge funds or private equity funds in the strategy section and confirm that such investments will be considered illiquid for purposes of each Fund’s 15% limitation in illiquid securities.

Response: The Funds that invest in other Funds as a principal investment strategy do not anticipate using hedge funds or private equity funds as part of their principal investment strategy. Therefore, those Funds do not believe that it is appropriate to add additional disclosure concerning such investments or their liquidity.

The Fund’s Main Investment Risks

5.	Comment: For each Fund, the staff notes that an “Industry and Sector Focus Risk” is included. If any of the Funds are concentrated in a specific industry or sector as of the date of the prospectus, please note this fact in the applicable principal investment strategies section.

Response: Although certain investments used by the Funds as part of their principal investment strategies may be impacted by the performance of various sectors or industries, none of the JPMorgan Global Research Enhanced Index Fund, the JPMorgan International Research Enhanced Equity Fund, the JPMorgan Global Allocation Fund or the JPMorgan Income Builder Fund has a current intention to concentrate in a specific industry or sector. To the extent that a Fund’s investments may be impacted by the performance of various sectors or industries, the Funds believe that the risks of these investments are already disclosed in the Risk/Return Summary and, therefore, additional risk disclosure should not be added to the Industry and Sector Focus Risk.

From time to time, the Municipal Income Fund will invest more than 25% of its total assets in municipal housing authority obligations. This investment strategy is noted in the Fund’s principal investment strategy disclosure and the risks related to municipal housing authority obligations are addressed in the Fund’s “Mortgage Related and Other Asset Backed Securities Risk” disclosure, which can be found in the Fund’s Main Investment Risks section of the summary.

The Intermediate Tax Free Bond Fund may invest a significant portion or all of its assets in municipal mortgage-backed securities at the adviser’s discretion. This investment strategy is noted in the Fund’s principal investment strategy disclosure and the risks related to municipal mortgage-backed securities are addressed in the Fund’s “Mortgage Related and Other Asset Backed Securities Risk” disclosure which can be found in the Fund’s Main Investment Risks section of the summary.

Glossary

6.	Comment: Please consider removing the term “Required Minimum Distribution” from the Glossary, if it does not otherwise appear in the Class R6 prospectuses.

Response: The requested change to remove “Required Minimum Distribution” will be made.

INTERNATIONAL EQUITY FUNDS - JPMorgan Global Research Enhanced Index Fund and JPMorgan International Research Enhanced Equity Fund (together, the “International Funds”)

What are the Fund’s Main Investment Strategies?

7.	Comment: Please disclose how the JPMorgan International Research Enhanced Equity Fund determines if a company is economically tied to a country.

Response: As stated in the Fund’s Statement of Additional Information “…an issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country.” Therefore, no corresponding change will be made to the prospectus.

8.	Comment: If an investment in preferred stocks, depositary receipts, privately placed securities or real estate investment trusts (“REITS”) represents a main risk of investing in the JPMorgan International Research Enhanced Equity Fund, please include the applicable risk disclosure in such section.

Response: While the Fund may invest in each of these types of securities, as this filing only relates to the Fund’s new share classes, the Fund will consider in the course of its annual update whether the list of the securities in the principal strategy section should be modified based on the Fund’s intended investments and whether such investments require the listing of additional risk factors in the principal section.

9.	Comment: Please consider explaining the methodology for the calculation of each International Fund’s benchmark.

Response: The methodology by which each Fund’s benchmark is calculated is proprietary to the benchmark provider. Additionally, each Fund believes that the existing disclosure appropriately discloses to investors the types of securities in which each Fund will invest and the risks presented by their investments in each Fund. Additionally, as this filing only relates to each Fund’s new share classes, each Fund will consider whether revisions to the description of the Fund’s investment process are appropriate in connection with its respective annual update.

10.	Comment: For the JPMorgan Global Research Enhanced Index Fund, please consider whether any license agreements should be filed as material contracts under Item 28(h) of Form N-1A to which the Fund is a party.

Response: The Fund does not believe that any license agreements to which the Fund is a party should be filed under Item 28(h) of Form N-1A at this time.

The Fund’s Main Investment Risks

11.	Comment: Please confirm whether “Value Investing Risk” is a main investment risk for the JPMorgan International Research Enhanced Equity Fund. If so, please add a risk factor describing “Value Investing Risk” in “The Fund’s Main Investment Risks” section.

Response: As this filing relates to only the Fund’s new classes, in the course of the Fund’s annual update, the Fund will consider whether it is appropriate to add an additional risk factor relating to value investing.

12.	Comment: For the International Funds, please consider whether it would be appropriate to add a risk factor relating to the Adviser’s consideration of environmental, social and governance (“ESG”) factors in its investment process.

Response: The Funds do not believe that ESG risk is a principal risk of the Funds. While the portfolio managers assess the impact of ESG factors on the cash flows of many companies in which they may invest, such analysis is part of the Funds’ normal investment process and is integrated into the adviser’s research process. In contrast to Funds where it may be appropriate to include ESG risk, these Funds do not seek to invest a certain percentage of their assets in companies that meet specific ESG goals (e.g., socially responsible companies) or screen out certain types of stocks or industries based solely on ESG factors (e.g., tobacco companies). As a result, we do not believe that ESG Risk should be included as a principal risk of the Funds.

13.	Comment: Please consider whether the derivatives disclosure should be revised to be more specific regarding the types of derivatives the JPMorgan International Research Enhanced Equity Fund may use as part of its principal investment strategy.

Response: The Fund respectfully submits that the disclosure specifically makes reference to futures, which are listed in the Fund’s description of its principal strategies. The Fund does not invest in any other types of derivatives as a principal investment strategy at this time. Therefore, the Fund does not believe that further changes to this disclosure is required. However, as this filing relates to only the Fund’s new classes, the Fund will consider this disclosure again as part of its next annual update.

More About the Funds

14.	Comment: The “More About the Fund” section for the JPMorgan International Research Enhanced Equity Fund indicates that the Fund will invest primarily in equity and equity-related securities. The list of equity securities includes trust or partnership interests, warrants and rights to buy common stock and privately placed securities, among others. If such securities are expected to constitute a principal investment, please disclose this fact in the JPMorgan International Research Enhanced Equity Fund’s “What are the Fund’s Main Investment Strategies” section and add the associated risk to “The Fund’s Main Investment Risks” section. Additionally, please consider if any other investments listed in the “More About the Fund” section are used as part of the Fund’s principal investment strategy and should be disclosed in the Risk/Return Summary.

Response: Trust or partnership interests, warrants and rights to buy common stock and privately placed securities do not currently constitute a principal investment for the Fund. The disclosure in the “More About the Fund” section will be modified as appropriate. Additionally, as this filing only relates to the Fund’s new classes, the Fund will consider this disclosure again as part of its next annual update.

15.	Comment: In the “Derivatives Risk” section in the “More About The Fund” section for the JPMorgan International Research Enhanced Equity Fund, the disclosure refers to “short sales.” If short sales are a principal strategy, please modify the Fund’s investment strategies to include a description of short selling.

Response: The Fund will remove the reference to “short sales” in the “Derivatives Risk” section in response to the staff’s comment.

16.	Comment: “Investment Company Risk” is included as a principal risk for the JPMorgan Global Research Enhanced Index Fund. Please consider whether the strategy should be updated to reflect the strategy that subjects the Fund to such principal risk or consider removing the risk.

Response: As this filing only relates to the Fund’s new classes, the Fund will consider the removal/revision of this disclosure in the course of its annual update.

JPMORGAN MUNICIPAL BOND FUNDS - JPMorgan Municipal Income Fund and JPMorgan Intermediate Tax Free Bond Fund

The Fund’s Main Investment Risks

17.	Comment: The “Risk Return/More About the Funds - Investment Risks” section for the JPMorgan Intermediate Tax Free Bond Fund includes “Alternative Minimum Tax Risk”. In light of the fact that this risk would only be present in unusual circumstances, please advise or revise.

Response: As a fundamental policy, the JPMorgan Intermediate Tax Free Bond Fund normally invests at least 80% of the value of its Assets in municipal obligations whose interest payments are excluded from gross income for federal income tax purposes and not subject to the federal alternative minimum tax on individuals. Under normal circumstances, the Fund reserves the right to invest up to 20% of its Assets in securities that pay interest subject to federal income tax or the federal alternative minimum tax on individuals. For this reason, the Fund’s “Risk Return Summary” and “More About the Funds - Main Risks” section of the prospectus includes “Alternative Minimum Tax Risk” disclosure. The Fund will evaluate whether the Fund currently intends to invest as part of its principal investment strategy in securities that pay interest subject to the federal alternative minimum tax in connection with the next annual update and, if not, the referenced risk disclosure will be moved from the “Fund’s Main Investment Risks” section of the summary prospectus and the “More About the Funds – Main Risks” section of the prospectus to the Statement of Additional Information at the time of the next annual update.

JPMORGAN FUNDS - JPMorgan Global Allocation Fund and JPMorgan Income Builder Fund (the “JPMorgan Funds”)

Fee Table

18.	Comment: If applicable, please disclose dividend expenses on short sales in each JPMorgan Fund’s Annual Fund Operating Expenses table.

Response: In accordance with the requirements of Form N-1A, based on each Fund’s investments, the fee table does not require this line item. If required by the Form, future updates will include dividend expenses on securities sold short in each Fund’s fee table.

19.	Comment: Given that the JPMorgan Income Builder Fund may invest in other ETFs, closed-end funds and other JPMorgan Funds, please confirm that an additional line is not required for such expenses.

Response: We have confirmed that “Acquired Fund Fee and Expense” disclosure is not required in the fee table because the impact of the investments is not greater than 1 basis point.

20.	Comment: The JPMorgan Global Allocation Fund’s prospectus states on page 26 that acquired fund fees and expenses are based on estimates. Please disclose whether this is the case for the JPMorgan Income Builder Fund and whether a line item should be added to the fee table.

Response: As indicated in response to Comment 20, the impact of the JPMorgan Income Builder Fund’s investments in other investment companies was less than 1 basis point and therefore, no further disclosure is required for the fee table.

What are the Fund’s Main Investment Strategies?

21.	Comment: Please disclose how the JPMorgan Global Allocation Fund determines if a company is economically tied to a country.

Response: As stated in the Fund’s Statement of Additional Information “…an issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country.” Therefore, no corresponding change will be made to the prospectus.

22.	Comment: The disclosure regarding the JPMorgan Global Allocation Fund’s strategy for buying and selling instruments includes a four step process. The third step discusses analyzing the investment capabilities of underlying portfolio managers and funds. Please consider clarifying that the Fund does not only invest in other Funds.

Response: The disclosure will be revised in the Fund’s next annual update on or around March 1, 2018 in response to the staff’s comments.

23.	Comment: To the extent that either JPMorgan Fund invests in bank loans, please disclose that such loans may take more than seven days to settle.

Response: The purpose of each Fund’s registration statement is to register new share classes of the Fund. While the Trust believes that its current disclosure highlights the risks associated with Loans, including settlement risk and liquidity risk, and that it is not necessary to add a specific reference to seven days, the Trust currently intends to add disclosure that certain Loans may take more than seven days to settle in its next annual update for each Fund on or around March 1, 2018 for the Funds in response to the staff’s comments.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212)-270-6803.

Sincerely,

/s/ Zachary E. Vonnegut-Gabovitch
Zachary E. Vonnegut-Gabovitch
Assistant Secretary

Exhibit A

JPMorgan Trust I

JPMorgan Funds – PEA No. 515

JPMorgan Global Allocation Fund – Class R6 Shares

JPMorgan Income Builder Fund – Class R6 Shares

JPMorgan International Equity Funds – PEA No. 515

JPMorgan Global Research Enhanced Index Fund – Class R6 Shares

JPMorgan Municipal Bond Funds – PEA No. 515

JPMorgan Intermediate Tax Free Bond Fund – Class R6 Shares

JPMorgan Trust II

JPMorgan International Equity Funds – PEA No. 268

JPMorgan International Research Enhanced Equity Fund – Class R6 Shares

JPMorgan Municipal Bond Funds – PEA No. 268

JPMorgan Municipal Income Fund – Class R6 Shares